UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                                   BELO CORP.
                                ----------------
                                (Name of Issuer)


                      Class A Common Stock, par value $1.67
                      -------------------------------------
                         (Title of Class of Securities)


                                    080555105
                                 --------------
                                 (CUSIP Number)


                                December 31, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                             [ ]     Rule 13d-1(b)

                             [X]     Rule 13d-1(c)

                             [ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 14 Pages

                                  SCHEDULE 13G

CUSIP No.: 080555105                                          Page 2 of 14 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).

        SAB CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                   5.       Sole Voting Power                  -0-
Number of          -------------------------------------------------------------
Shares             6.       Shared Voting Power                -0-
Beneficially       -------------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             -0-
Reporting          -------------------------------------------------------------
Person With        8.       Shared Dispositive Power           -0-
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
12.     Type of Reporting Person:

        PN

                                  SCHEDULE 13G

CUSIP No.: 080555105                                          Page 3 of 14 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).

        SAB CAPITAL PARTNERS II, L.P.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                   5.       Sole Voting Power                  -0-
Number of          -------------------------------------------------------------
Shares             6.       Shared Voting Power                -0-
Beneficially       -------------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             -0-
Reporting          -------------------------------------------------------------
Person With        8.       Shared Dispositive Power           -0-
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
12.     Type of Reporting Person:

        PN

                                  SCHEDULE 13G

CUSIP No.: 080555105                                          Page 4 of 14 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).

        SAB OVERSEAS MASTER FUND, L.P.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        Cayman Islands
--------------------------------------------------------------------------------
                   5.       Sole Voting Power                  -0-
Number of          -------------------------------------------------------------
Shares             6.       Shared Voting Power                -0-
Beneficially       -------------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             -0-
Reporting          -------------------------------------------------------------
Person With        8.       Shared Dispositive Power           -0-
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
12.     Type of Reporting Person:

        PN

                                  SCHEDULE 13G

CUSIP No.: 080555105                                          Page 5 of 14 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).


        SAB CAPITAL ADVISORS, L.L.C.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                   5.       Sole Voting Power                  -0-
Number of          -------------------------------------------------------------
Shares             6.       Shared Voting Power                -0-
Beneficially       -------------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             -0-
Reporting          -------------------------------------------------------------
Person With        8.       Shared Dispositive Power           -0-
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
12.     Type of Reporting Person:

        OO

                                  SCHEDULE 13G

CUSIP No.: 080555105                                          Page 6 of 14 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).

        SAB CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                   5.       Sole Voting Power                  -0-
Number of          -------------------------------------------------------------
Shares             6.       Shared Voting Power                -0-
Beneficially       -------------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             -0-
Reporting          -------------------------------------------------------------
Person With        8.       Shared Dispositive Power           -0-
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
12.     Type of Reporting Person:

        PN

                                  SCHEDULE 13G

CUSIP No.: 080555105                                          Page 7 of 14 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).

        SAB CAPITAL MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                   5.       Sole Voting Power                  -0-
Number of          -------------------------------------------------------------
Shares             6.       Shared Voting Power                -0-
Beneficially       -------------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             -0-
Reporting          -------------------------------------------------------------
Person With        8.       Shared Dispositive Power           -0-
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
12.     Type of Reporting Person:

        OO

                                  SCHEDULE 13G

CUSIP No.: 080555105                                          Page 8 of 14 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).

        SCOTT A. BOMMER
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
                   5.       Sole Voting Power                  -0-
Number of          -------------------------------------------------------------
Shares             6.       Shared Voting Power                -0-
Beneficially       -------------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             -0-
Reporting          -------------------------------------------------------------
Person With        8.       Shared Dispositive Power           -0-
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
12.     Type of Reporting Person:

        IN

                                                              Page 9 of 14 Pages

Item 1(a).  Name of Issuer:

            Belo Corp. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            P.O. Box 655237, Dallas, Texas 75265.

Item 2(a).  Name of Person Filing:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i) SAB Capital Partners, L.P. ("SAB");

            ii) SAB Capital Partners II, L.P. ("SAB II", and together with SAB, the "Domestic Partnerships");

            iii) SAB Overseas Master Fund, L.P. (the "Master Fund");

            iv) SAB Capital Advisors, L.L.C. (the "General Partner");

            v) SAB Capital Management, L.P. (the "Investment Manager");

            vi) SAB Capital Management, L.L.C. (the "IMGP"); and

            vii) Scott A. Bommer ("Mr. Bommer").

            This Statement relates to Shares (as defined herein) held for the accounts of each of SAB, SAB II, and the Master Fund. The General Partner serves as the general partner of each of the Domestic Partnerships and the Master Fund. The Investment Manager serves as the investment manager of each of the Domestic Partnerships and the Master Fund. The IMGP serves as the general partner of the Investment Manager. Mr. Bommer serves as the managing member of each of the General Partner and IMGP.

            Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, 21st Floor, New York, New York 10153.

Item 2(c).  Citizenship:

            i) SAB is a Delaware limited partnership;

            ii) SAB II is a Delaware limited partnership;

                                                             Page 10 of 14 Pages

            iii) The Master Fund is a Cayman Islands exempted limited partnership;

            iv) The General Partner is a Delaware limited liability company;

            v) The Investment Manager is a Delaware limited partnership;

            vi) The IMGP is a Delaware limited liability company; and

            v) Mr. Bommer is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Class A Common Stock, par value $1.67 (the "Shares")

Item 2(e).  CUSIP Number:

            080555105

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

            Check Whether the Person Filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a).  Amount Beneficially Owned

            None of the Reporting Persons may be deemed to beneficially own any Shares.

Item 4(b).  Percent of Class:

            The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner of constitutes 0% of the total number of Shares outstanding.

                                                             Page 11 of 14 Pages


Item 4(c).  Number of Shares of which such person has:

           SAB:
           ----
           (i) Sole power to vote or direct the vote:                          0

           (ii) Shared power to vote or direct the vote:                       0

           (iii) Sole power to dispose or direct the disposition of:           0

           (iv) Shared power to dispose or direct the disposition of:          0


           SAB II:
           -------
           (i) Sole power to vote or direct the vote:                          0

           (ii) Shared power to vote or direct the vote:                       0

           (iii) Sole power to dispose or direct the disposition of:           0

           (iv) Shared power to dispose or direct the disposition of:          0


           The Master Fund:
           ----------------
           (i) Sole power to vote or direct the vote:                          0

           (ii) Shared power to vote or direct the vote:                       0

           (iii) Sole power to dispose or direct the disposition of:           0

           (iv) Shared power to dispose or direct the disposition of:          0


           The General Partner, Investment Manager, IMGP and Mr. Bommer:
           -------------------------------------------------------------
           (i) Sole power to vote or direct the vote:                          0

           (ii) Shared power to vote or direct the vote:                       0

           (iii) Sole power to dispose or direct the disposition of:           0

           (iv) Shared power to dispose or direct the disposition of:          0


Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

                                                             Page 12 of 14 Pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

            See disclosure in Item 2 hereof.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 13 of 14 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

                                    /s/ Brian Jackelow
                                    --------------------------------------------
                                    Brian Jackelow, attorney-in-fact for Scott
                                    A. Bommer, individually and (a) as managing
                                    member of SAB Capital Advisors, L.L.C., for
                                    itself and as the general partner of (i) SAB
                                    Capital Partners, L.P.; and (ii) SAB Capital
                                    Partners II, L.P.; and (iii) SAB Overseas
                                    Master Fund, L.P.; and (b) as managing
                                    member of SAB Capital Management, L.L.C.,
                                    for itself and as the general partner of SAB
                                    Capital Management, L.P.

                                                             Page 14 of 14 Pages

                                    EXHIBIT 1

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENT, that I, Scott A. Bommer, hereby make, constitute and appoint each of Michael Casey, Brian Jackelow and Alessandro De Giorgis, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as managing member of or in other capacities with SAB Capital Advisors, L.L.C., a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or SAB Capital Advisors, L.L.C., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

            All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

            This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

            IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 9th day of August 2006.


                                         /s/ Scott A. Bommer
                                         --------------------------
                                         Scott A. Bommer